UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 000-19483

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SWS GROUP 401(K) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SWS GROUP, INC.

1201 Elm Street, Suite 3500

Dallas, Texas 75270

SWS GROUP 401(K) PROFIT SHARING PLAN

Index

Item 4- Audited financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

EXHIBITS	(filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm

Note: Other schedules required by Section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Trustees and Investment Committee Members of

SWS Group 401(k) Profit Sharing Plan:

We have audited the accompanying statement of net assets available for benefits of the SWS Group 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas

June 16, 2006

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

SWS Group 401(k) Profit Sharing Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of SWS Group 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Dallas, Texas

June 24, 2005

SWS Group

401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	December 31, 2005	December 31, 2004
Investments, at fair value (Notes 5 and 6):
Common stock	$22,172,515	$24,062,274
Employer stock	3,727,951	4,146,950
Money market funds	12,222,895	11,867,871
Government securities	963,697	947,330
Mutual funds	29,220,815	23,978,717
Common collective trusts	5,055,638	4,856,626
Corporate bonds and debentures	216,692	213,960
Preferred stock	528,330	488,265
Unit investment trusts	791,269	681,402
Limited partnerships	200,396	112,240
Loans to participants	2,988,493	3,058,300

Total investments	78,088,691	74,413,935

Receivables:
Employer contributions (Note 3 (a))	679,140	—
Other	5,789	2,807

Total receivables	684,929	2,807
Cash	29,308	45,487

Net assets available for benefits	$78,802,928	$74,462,229

The accompanying notes are an integral part of these financial statements.

SWS Group

401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2005

December 31, 2005
Additions to net assets attributed to:
Investment income (Note 5):
Net appreciation in fair value of investments	$1,999,848
Interest and dividends	1,343,682

Net investment income	3,343,530

Contributions:
Employer	3,041,365
Participant	4,229,197
Participant rollovers from other plans	573,169

Total contributions	7,843,731

Deductions from net assets attributed to:
Benefits paid to participants	(6,736,209)
Administrative expenses	(110,353)

Total deductions	(6,846,562)

Net increase	4,340,699
Net assets available for benefits, beginning of year	74,462,229

Net assets available for benefits, end of year	$78,802,928

The accompanying notes are an integral part of this financial statement.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

1.	Plan Description

The SWS Group 401(k) Profit Sharing Plan (the “Plan”) is a defined contribution plan covering all employees of companies affiliated with SWS Group, Inc. (the “Company” or “Employer”) who meet the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

(b)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Administration

The Plan is administered by a Trustee Committee appointed by the Company’s Board of Directors. The Trustees of the Plan are Charles Schwab Trust Company and Westwood Trust Company. Certain expenses of the Plan are charged directly to participant accounts and totaled $110,353 for 2005. Record keeper, trustee and professional fees of the Plan are paid by the Company and therefore are not reflected in the Plan’s financial statements.

(d)	Investments and investment income

Investments in publicly traded securities such as stocks, mutual funds and limited partnerships are carried at fair value based on quoted market prices, while common collective trusts are valued based on their net asset value as obtained from audited financial statements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and dividends are recorded on the ex-dividend date. These investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with these investments, it is at least reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents the net change in fair value of investments, which consists of realized gains and losses, unrealized appreciation (depreciation) and any income or capital gain distributions, in the accompanying statement of changes in net assets available for benefits.

(e)	Plan Benefits

The vested portion of the accrued benefit of a participant upon termination or retirement is his or her Plan benefit. Normal retirement age as elected by the Company is 55. Several options for payments are available and all require the agreement of the participant. Benefits are recorded by the Plan when paid.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

(f)	Loans to Participants

Loans to participants are carried at the original loan balance plus accrued interest, less principal repayments, which approximates fair value.

(g)	Reclassifications

Investments at fair value in the 2004 statement of net assets available for benefits have been reclassified to conform with the current year presentation.

3.	Contributions

(a)	Employer

The Company contributes 100% of the first 4% of compensation that a participant contributes into the Plan. The Board of Directors of the Company determines the amount of discretionary Employer contribution to the Plan each year. These contributions are allocated to each participant in the ratio of each participant’s covered compensation to the total covered compensation of all participants subject to maximum limits on annual additions and compensation as required by the Internal Revenue Code. During 2005, a discretionary employer contribution of $678,924 was made to the Plan.

The carrying amount of the Employer contributions receivable approximates fair value at December 31, 2005, due to the short-term nature of the account.

(b)	Participant Contributions

For the years ended December 31, 2005 and 2004, the maximum participant contribution of pretax annual compensation, as defined by the Plan, was 50% and 15%, respectively. Participants may also contribute rollovers of distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participant contributions were limited to $14,000 and $13,000 during the 2005 and 2004 Plan years, respectively. Catch up contributions are allowed for participants age 50 or older. In 2005 and 2004, the limit for catch up contributions was $4,000 and $3,000, respectively.

(c)	Forfeitures

Forfeitures reduce Employer contributions for the year in which the forfeitures occur and are allocated to participants in the same manner as the Employer contribution. At December 31, 2005 and 2004, forfeited nonvested accounts totaled $175,755 and $89,036, respectively. These accounts will be used to reduce future employer contributions. During 2005, employer contributions were reduced by approximately $ 10,902 from forfeited nonvested accounts.

4.	Eligibility and Vesting

(a)	Eligibility

Eligible employees of the Company can participate in the Plan provided they are 18 years of age or older.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

(b)	Vesting

Participant contributions and Employer matching contributions are immediately vested. Employees who satisfy the eligibility criteria, work a minimum of 1,000 hours a year and are employed on the last day of the calendar year qualify for a year of service and vest in the discretionary Employer contribution as follows:

Years of service	Percentage vested
Less than 2	0%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 years	100%

5.	Investments and Investment Income

All investments are held by Charles Schwab Trust Company except for $6,165,343 in investments which are held by Westwood Trust Company. The Company maintains a participant-directed plan with separate, segregated accounts and each participant’s income or loss, including market fluctuations, is applied directly to the participant’s account.

Investments greater than 5% of net assets available for benefits at either December 31, 2005 and 2004 are as follows:

	2005	2004
Schwab Value Advantage Fund	$4,639,339	$4,104,131
Schwab Money Market Fund	7,583,556	7,763,740
Growth Fund of America	4,357,883	*
Southwest Securities 401(k) Stock Fund	*	4,146,950

*	Investment was not greater than 5% of net assets available for benefits.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

During the year ended December 31, 2005, the Plan’s investments, including those bought, sold and held during the year, appreciated in value as follows:

2005
Common stock	$179,030
Employer stock	(107,086)
Money market funds	202,374
Government securities	12,434
Mutual funds	1,251,437
Common collective trusts	190,354
Corporate bonds and debentures	48,816
Preferred stock	158,889
Unit investment trusts	40,560
Limited partnerships	23,040

Net appreciation in fair value of investments	$1,999,848

6.	Loans to Participants

Loans have been granted to participants in accordance with the provisions of the Plan. Loans are secured by the participant’s remaining account balance and are limited to a maximum term of five years except when the loan is used to acquire the principal residence of the participant. Loan amounts are limited to 50% of the respective participant’s nonforfeitable accrued benefit at the time of the loan less any outstanding loans up to a maximum total of $50,000. The interest rate for participant loans as determined by the Plan Administrator is the prime lending rate. Interest rates for loans to participants at December 31, 2005 ranged from 4.00% to 9.50%.

Repayments are made through payroll deductions and are reinvested in the individual funds according to the current investment allocations of the participant.

7.	Parties-in-interest

Certain investments are managed by an affiliate of Charles Schwab Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $18,362,324 and $15,997,606 at December 31, 2005 and 2004, respectively.

Additionally, the Plan holds investments in the Company’s common stock and loans receivable from participants, both of which constitute party-in-interest transactions.

Certain investments are managed by Westwood Trust Company, which is a trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These investments total $5,055,638 and $8,113,658 at December 31, 2005 and 2004, respectively.

SWS Group

401(k) Profit Sharing Plan

Notes to Financial Statements

8.	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated December 30, 2003. The Plan has been amended since receiving the determination letter; however, the Plan administrator and its tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

9.	Plan Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to the amount in his or her account on the date of such termination shall be fully vested and nonforfeitable.

SWS Group

401(k) Profit Sharing Plan

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2005

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value
*	Schwab Value Advantage Fund	Money Market Funds	$4,639,339
*	Schwab Money Market Fund	Money Market Funds	7,583,556
*	Southwest Securities 401(k) Stock Fund	Employer Securities	3,727,951
	Self-directed brokerage accounts	Various Investments including stocks, bonds, mutual funds and other investments	31,695,347
	Growth Fund of America	Mutual Funds	4,357,883
	Ranier Small/Mid Cap Equity	Mutual Funds	253,115
	American Beacon Small Cap Value Fund	Mutual Funds	228,432
	Delaware Emerging Market Instl.	Mutual Funds	476,834
	Lord Abett Mid Cap Value	Mutual Funds	2,495,902
	Thornburg Int’l Value I	Mutual Funds	2,169,943
	Van Kampen Comstock Fund ClA	Mutual Funds	1,730,314
	Manager’s Special Equity Fund	Mutual Funds	2,604,971
	Pimco Total Return FD Class D Fund	Mutual Funds	1,507,782
*	Schwab Markettrack Balanced Fund	Mutual Funds	2,055,606
*	Schwab Markettrack Conservative Fund	Mutual Funds	353,471
*	Schwab Markettrack Growth Fund	Mutual Funds	972,930
*	Schwab S&P 500-Investors SHS Fund	Mutual Funds	2,757,422
	SEI Government Securities Principal	Money Market Funds	233,366
*	Westwood Trust Income Fund	Common Collective Funds	2,617,104
*	Westwood Trust Mid Cap Equity-EB Fund	Common Collective Funds	587,582
*	Westwood Trust All Cap Growth -EB Fund	Common Collective Funds	231,478
*	Westwood Trust Small Cap Equity-EB Fund	Common Collective Funds	308,571
*	Westwood Trust Small Cap Value Equity-EB Fund	Common Collective Funds	377,225
*	Westwood Trust High Yield Bond-EB Fund	Common Collective Funds	60,869
*	Westwood Trust Real Estate Invest Trust-EB Fund	Common Collective Funds	127,309
*	Westwood Trust International Equity-EB Fund	Common Collective Funds	391,636
*	Westwood Trust Large Cap Equity-EB Fund	Common Collective Funds	240,307
*	Westwood Trust Core Inv. Grade Bond-EB Fund	Common Collective Funds	113,557
	Amerigas Partners LP	Limited partnership interests	14,135
	Atlas Pipeline Partners LP	Limited partnership interests	2,639
	Enbridge Energy Partners Ltd	Limited partnership interests	8,780
	Enterprise PRD Partners LP	Limited partnership interests	27,467
	Kinder Morgan Energy Partners LP	Limited partnership interests	28,334
	Magellan Midstream Partners	Limited partnership interests	7,368
	Northern Border Partners LP	Limited partnership interests	5,250
	San Juan Basin Royal Trust	Limited partnership interests	21,790
	Suburban Propane Partners LP	Limited partnership interests	13,105
	TEL Offshore Trust UBI	Limited partnership interests	10,594
	Teppco Partners LP	Limited partnership interests	42,713
	Valero LP	Limited partnership interests	18,221
*	Loans to Participants	Interest Rates 4.0% to 9.5%, due through 2025	2,988,493

	Total assets held for investment purposes		$78,088,691

*	Designates a party-in-interest.

Note: Column (d) - Cost information has been omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THE SWS GROUP
401(K) PROFIT SHARING PLAN

Date: June 22, 2006	By:	/s/ James R. Zimcosky
James R. Zimcosky
Director - Human Resources Plan Administrator